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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 7)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)

                                 MAXSERV, INC.
                           (NAME OF SUBJECT COMPANY)

                             SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.*
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             MICHAEL D. LEVIN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                 (847) 286-2500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                    COPY TO:
                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                             233 SOUTH WACKER DRIVE
                             CHICAGO, IL 60606-6401
                                 (312) 876-7700

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  * On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

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

                                SCHEDULE 14D-1

                                                          Page 2 of 5 Pages
   CUSIP NO. 005779171



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 1 NAME OF REPORTING PERSONS: SEARS, ROEBUCK AND CO.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-1750680

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A)[_]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  NEW YORK

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  10,742,016/1,000*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  98.1%/100%*

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10 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
  CO

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* After giving effect to the merger described in Item 10(f) of the Schedule
   14D-1, as amended herein, the 10,742,016 shares of MaxServ, Inc. acquired pursuant to the offer were canceled and all 1,000 shares of Max Acquisition Delaware Inc. were converted into 1,000 shares of MaxServ, Inc.

                                 SCHEDULE 14D-1

                                                          Page 3 of 5 Pages
   CUSIP NO. 005779171



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: MAX ACQUISITION DELAWARE INC.*
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4141693

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A)[_]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  AF

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  10,742,016/0**

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  98.1%/0%**

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
  CO

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  * On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.
** After giving effect to the merger described in Item 10(f) of the Schedule
   14D-1, as amended herein, the 10,742,016 shares of MaxServ, Inc. acquired pursuant to the offer were canceled and all 1,000 shares of Max Acquisition Delaware Inc. were converted into 1,000 shares of MaxServ, Inc.

  Sears, Roebuck and Co. and Max Acquisition Delaware Inc.* hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed with the Securities and Exchange Commission on February 4, 1997, with respect to the offer to purchase any and all outstanding shares of common stock, par value $.01 per share, of MaxServ, Inc., at a price of $7.75 per share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 4, 1997, as amended and supplemented by the Supplement thereto, dated March 3, 1997, and in the revised Letter of Transmittal. This Amendment No. 7 to the Schedule 14D-1 also constitutes the Amendment No. 14 to the Statement on Schedule 13D of Parent and Purchaser. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Item 6 of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

  On March 18, 1997, Parent transferred its 7,033,333 Shares to Purchaser. After giving effect to such transfer and the approximately 3,708,683 Shares accepted for purchase pursuant to the Offer on March 17, 1997 (including approximately 141,291 Shares subject to guarantees of delivery), Purchaser owned 10,742,016 Shares, representing approximately 98.1% of all Shares issued and outstanding as of March 18, 1997.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  Item 7 of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

  On March 18, 1997, Parent transferred its 7,033,333 Shares to Purchaser pursuant to a Stock Transfer Agreement, dated as of March 17, 1997, by and between Parent and Purchaser, a copy of which is attached hereto as exhibit
(c)(3) and incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

  The parties in the case of Gordon v. Bayless, et al., Civil Action No. 15503, filed in the Court of Chancery of the State of Delaware in and for New Castle County on January 31, 1997, entered into a Memorandum of Understanding on March 10, 1997 setting forth the principal terms of a proposed settlement of the pending putative class action lawsuit in the case.

  Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

  On March 18, 1997, Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware merging Purchaser with and into MaxServ, Inc. pursuant to the Agreement and Plan of Merger, previously attached as exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference, and in accordance with Section 253 of the General Corporation Law of the State of Delaware. As a result of such merger, MaxServ, Inc., as the surviving corporation in the merger, became a wholly owned subsidiary of Parent and the separate corporate existence of Purchaser ceased.

  On March 19, 1997, Parent issued a press release, a copy of which is included as exhibit (g)(6) hereto and the information contained therein is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following exhibits:

  (c)(3) Stock Transfer Agreement dated March 17, 1997, by and between Parent and Purchaser.

  (g)(6) Text of Press Release issued by Parent, dated March 19, 1997.

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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 19, 1997                     Max Acquisition Delaware Inc.*

                                          Sears, Roebuck and Co.

                                             /s/ Michael D. Levin
                                          By: _________________________________
                                             Name: Michael D. Levin
                                             Title: Senior Vice President,
                                                 General Counsel and Secretary





--------
  * On March 18, 1997, Max Acquisition Delaware Inc. merged with and into MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                           DESCRIPTION
 -------                          -----------
         Stock Transfer Agreement dated March 17, 1997, by and between
 (c)(3)  Parent and Purchaser.
 (g)(6)  Text of Press Release issued by Parent, dated March 19, 1997.